Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

June 6, 2014

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Vascular Biogenics Ltd.
Draft Registration Statement on Form F-1
Submitted March 25, 2014
CIK No. 0001603207

Dear Ms. Long:

This letter is submitted on behalf of Vascular Biogenics Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form F-1 submitted on March 25, 2014, as amended by Amendment No. 1 confidentially submitted on May 9, 2014 and Amendment No. 2 confidentially submitted on May 22, 2014 (solely for the purpose of amending the exhibit index and to submit certain exhibits) (the “Draft Registration Statement”), as set forth in the Staff’s letter dated May 23, 2014 (the “Comment Letter”). The Company is concurrently filing its Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter

United States Securities and Exchange Commission

June 6, 2014

LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

RESPONSE: The Company respectfully advises the Staff that it has publicly filed the Registration Statement.

2.	We note that you intend to request confidential treatment for certain exhibits. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and understands that the Staff will not be in a position to consider a request for acceleration of effectiveness of the registration statement until all issues concerning the confidential treatment request are resolved.

3.	Based on your response letter, we note you intend to update your filing in a subsequent amendment to reflect the closing of the Series E Financing that was expected to close on May 15, 2014. Please ensure the update you provide includes the material terms of the new financing and, if applicable, any related party involvement. Also, please address any material differences between the implied fair value of your common stock, indicated by the Series E Financing, and the estimated fair values of your stock as of July 1, 2013 and December 31, 2013 as well as the anticipated IPO price.

RESPONSE: The Company respectfully advises the Staff that it has revised the Registration Statement throughout to reflect the closing of the Series E Financing and to include the material terms of the new financing and related party involvement.

In addition, the Company respectfully advises the Staff that it did not identify material differences between the implied fair value of the capital as indicated by the Series E Financing and the estimated fair value of the Company’s share capital as of June 30, 2013

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June 6, 2014

and December 31, 2013. The Company evaluated its total fair value as of June 30, 2013 and as of December 31, 2013 at approximately $165 million and $173 million, respectively. The implied fair value of the Company as indicated by the Series E Financing, prior to the issuance of the 91,798 Series E preferred shares at a purchase price of $53.796 per share, was $175 million. The Company respectfully advises the Staff that it will supplementally provide a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair values of recent equity issuances and conversion rights once the estimated offering price is determined.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

n. Government grants, page F-13

4.	Based on your response to prior comment 35, please expand your accounting policy to clarify:

•	government grants are received in installments;

•	the “systematic basis” over which you recognize government grants; and

•	in the last sentence of your policy, that the amount of a forgivable loan is recognized as a receivable when a notice of approved payment is received before the transfer of funds.

RESPONSE: The Company respectfully advises the Staff that it has revised page F-13 to expand its accounting policy to clarify that government grants are received in installments, the “systematic basis” over which the Company recognizes government grants and that the amount of a forgivable loan is recognized as a receivable when notice of approved payment is received before the transfer of funds.

Note 8 – Convertible Loan, page F-21

5.	We note you entered into a convertible loan on July 1, 2013 that contains an embedded derivative and was not issued at fair value. We note you designated the entire loan as well as the variable conversion option as a liability at fair value. We also note the convertible loan was entered into with some “shareholders and related parties.” Please address each of the following:

•	Explain how the original terms of the loan were determined and why there was a significant difference in the fair value of the loan and its principal amount. Indicate whether or not there are other factors, unrelated to the financing, that were considered when determining the terms of the convertible loan.

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June 6, 2014

•	Clarify whether or not the shareholders and other related parties included officers and directors. If so, explain whether or not the arrangement is within the scope of IFRS 2.

•	Given that this transaction benefited some but not all of your shareholders, explain to us how this was reflected in your accounting for and presentation of this transaction.

•	Explain why the difference between the fair value and the principal amount of the convertible loan, $19.4 million, was charged to additional paid-in capital within equity on July 1, 2013.

RESPONSE: The Company respectfully advises the Staff that since its incorporation, the Company has not yet generated any revenue from its business activities. The Company is still engaged in research and development activities and thus it is unable to estimate if and when its business will generate positive cash flow. As of now, the Company’s activities are financed by government grants and fundraising from investors. The Company’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required until it becomes profitable.

In 2013, following attempts to secure alternative funding from third parties, the Company approached its shareholders at the time. The convertible loan agreement (the “CLA”), signed on April 30, 2013 and closed on July 1, 2013, provided for the infusion of an aggregate amount of $10 million to bridge the Company’s cash needs until a financing opportunity was achieved.

The terms of the CLA were heavily negotiated between the Company and three major investors, the Keffi Group V LLC, Aurum Ventures Ltd. and Jecheskiel Gonczarowski (and his affiliated entities) (the “Leading Lenders”), which together held approximately 60% of the Company’s share capital. The Leading Lenders requested that the loan convert into Series D-1 Preferred Shares should the Company not close an additional private or public round of financing on or before April 30, 2014, at a conversion ratio of Series D-1 Preferred Shares into Ordinary Shares of at least 1:2. However, the terms of the CLA also provided that if the Company completed an equity financing prior to the conversion of the loan into Series D-1 Preferred Shares, the loan would convert into those shares issued in the new equity financing at a 20% discount. The Company and the Leading Lenders believed that this structure would serve as an incentive for the Company to raise additional funding. The Company made additional attempts to secure an additional financing round and avoid the conversion of the loan into Series D-1 Preferred Shares, and on April 30, 2014, the Company and the Leading Lenders signed an agreement postponing the automatic conversion of the loan into Series D-1 Preferred Shares from April 30, 2014 to May 16, 2014. On May 15, 2014, the Company closed its Series E financing, and the loan converted into Series E Preferred Shares.

United States Securities and Exchange Commission

June 6, 2014

All shareholders who held more than 0.5% in the Company’s share capital and all holders of the Company’s preferred shares were offered the opportunity to participate in the convertible loan financing and, in order to induce them to increase their participation, each shareholder who would participate in excess of its pro rata portion as prescribed in the Company’s Articles of Association would receive, on its over-participation, a 30% discount upon conversion of the loan into Preferred Shares.

No officers or directors participated in the convertible loan financing, except for Dr. Shapiro, the Chairman of the Company’s Board of Directors, and Mr. Gonczarowski, a director and a shareholder of the Company. The Company views the participation of its Chairman of the Board and Mr. Gonczarowski in the convertible loan financing as an accommodation on their part to show confidence in the Company and, as such, as a means to encourage other shareholders to participate in the round, rather than as a benefit to directors or officers of the Company that would fall within the scope of IFRS 2.

The Company calculated the fair value of the loan using the Binomial Model. The major factor influencing the value of the loan on July 1, 2013 and on December 31, 2013 was the value of one Series D-1 Preferred Share with a 1:2 conversion ratio, and the low probability of securing a Series E financing round or an initial public offering on or before April 30, 2014.

As the convertible loan contains an embedded derivative (the conversion option), the Company designated the entire loan as well as the conversion option as a liability at fair value through profit or loss.

Due to the funding constraints described above, the Company agreed to issue the convertible loan at lower than its fair value.

Since virtually all of the lenders of the convertible loan were already shareholders of the Company, which together constituted the controlling group of the Company, the Company viewed this transaction as being carried out in their capacity as shareholders and viewed the discount as a deemed distribution to its shareholders. When there is a difference between the fair value at initial recognition and the transaction price, IFRS 13:60 states that any resulting gain or loss should be recognized in profit or loss unless another IFRS specifies otherwise. With respect to financial instruments, an entity should understand the reason for any difference between the fair value at initial recognition and the transaction price. This difference may represent consideration for goods or services between the two entities or capital contribution or deemed distribution in circumstances

United States Securities and Exchange Commission

June 6, 2014

when one party is acting in its capacity as an owner. Other IFRSs will determine how such amounts are accounted for. Thus, the difference, as of July 1, 2013, between the fair value and the principal amount of the convertible loan, amounting to $19.4 million, was charged to equity. In the absence of retained earnings, it was charged against additional paid-in capital. The Company evaluated the accounting guidance and concluded that no additional services, either explicit or implicit, were granted by the investors except for financing.

Note 10 – Share Capital, page F-24

6.	Please revise your disclosures under (f) on page F-28 to comply with IFRS 2.45(d).

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page F-28 to comply with IFRS 2.45(d).

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1035.

Sincerely,

/s/Lawrence S. Wittenberg

Lawrence S. Wittenberg

Enclosures

cc:

Amos Ron, Vascular Biogenics Ltd.

Dror Harats, Vascular Biogenics Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Brent B. Siler, Cooley LLP

Darren K. DeStefano, Cooley LLP

Vascular Biogenics Ltd.